Jurny, Inc.



ANNUAL REPORT

5161 Lankershim Blvd

North Hollywood, CA 91601

(628) 266-4770

https://www.jurny.com/

This Annual Report is dated April 26, 2024.

BUSINESS

Jurny, Inc. ("Jurny" or the "Company") is a Delaware corporation that specializes in powering operations and modern guest experiences for some of the world's most exceptional independent hotel brands, vacation, and short-term rental (STR) properties.

The Company's innovative business model consists of a comprehensive tech-driven platform tailored for the property management industry, with a focus on enabling hotel and Airbnb hosts to optimize operations and enhance guest experiences. Jurny's advanced technology, including its one-click onboarding, IoT Hub, AI assistant powered by GPT-4, and a unique free monthly cost offering, positions it as a trailblazer in the market.

The Company's services are accessible to hosts and property managers across the United States, empowering them to reduce inefficiencies and operational costs, improve guest satisfaction, and maximize their revenue potential. With a robust track record of accomplishments, such as a 5x customer growth rate over the last 9 months and $2.2 million in contracted ARR with 100% user growth in the last month, Jurny believes it's poised to revolutionize the property management industry.

Corporate History

The Company was originally founded as GuestWiser, LLC on April 21, 2011, as a California limited liability company. On November 21, 2018, the Company restructured the business by incorporating under the laws of the state of Delaware as GuestWiser, Inc. and organizing the California LLC entity as a wholly-owned subsidiary of the Delaware GuestWiser, Inc. entity.

On February 19, 2020, the Company changed its legal name to Jurny, Inc.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $1,184,140.00

Use of proceeds: Startup Funds

Date: June 13, 2023

Offering exemption relied upon: Regulation CF

Type of security sold: Convertible Note

Final amount sold: $2,402,351.80

Use of proceeds: Startup funds

Date: November 01, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $1,383,766 compared to $1,182,714 in fiscal year 2023. The decrease in revenue in 2023 can be attributed to a shift away from the Company's legacy business, which lowered revenues while the newer SaaS product began to scale.

Cost of Sales

Cost of Sales for fiscal year 2022 was $572,323 compared to $396,936 in fiscal year 2023. This change is largely due to improved efficiency of the Company's product.

Gross Margins

Gross margins for fiscal year 2022 were 58.64% compared to 66.4% in fiscal year 2023. The increase in gross margins in 2023 can be attributed to the shift of the business to scaling of the Company's SaaS product, which led to greater efficiency as it grew.

Expenses

Expenses for fiscal year 2022 were $4,505,261 compared to $3,933,104 in fiscal year 2023. The decrease in expenses in 2023 is mainly due to decreased personnel costs.

Historical results and cash flows:

The Company is currently in the growth stage and revenue-generating stage. We are of the opinion that the historical cash flows will be indicative of the revenue and cash flows expected for the future because:

Past cash was primarily generated through a combination of sources, including revenues from services, equity investments, and sales. This diversified revenue stream reflects the Company's ability to monetize its services and attract equity investments, which are likely to continue as we expand our market presence. The historical cash flows demonstrate our ability to drive revenue through core business activities and secure investments to support growth.

Our goal is to further increase our revenues by expanding our customer base and enhancing our product/service offerings. We are committed to optimizing our cost structure, seeking additional funding as needed, and diligently managing expenses to ensure a sustainable and profitable future. Our growth strategy aligns with our historical ability to drive revenue, and we believe that this approach will continue to yield positive results.

We do not believe that the Company's historical cash flows are unrepresentative of what is to be expected in the future as the revenue generation model has shown consistency and adaptability in response to market changes and strategic improvements. Our diverse revenue sources provide stability and potential for growth, making us confident that the historical cash flows serve as a reliable indicator of future financial performance.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $95,803.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: SQN Venture Income Fund II, & its Affiliates

Amount Owed: $2,911,289.00

Interest Rate: 12.5%

Maturity Date: June 01, 2025

As of 12/31/2023, the current portion of this debt was $2,703,340 and the non-current portion was $207,949

Creditor: WeFunder Convertible Notes

Amount Owed: $2,831,303.00

Interest Rate: 5.0%

Maturity Date: May 01, 2025

Please see the Company Securities section, above, for details on material terms.

Creditor: Convertible Notes 2022

Amount Owed: $1,770,000.00

Interest Rate: 5.0%

Maturity Date: May 01, 2024

Please see the Company Securities section, above, for details on material terms.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Luca Zambello

Luca Zambello's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Principal Accounting Officer & Board Member

Dates of Service: January, 2019 - Present

Responsibilities: Luca Zambello is the co-founder and CEO of Jurny, a tech company with the mission of bringing hospitality into the age of AI and Automation. Luca Zambello is the co-founder and CEO of Jurny, a tech company with the mission of bringing hospitality into the age of AI and Automation. As an expert in AI within the hospitality industry, Luca has been featured in Forbes, Entrepreneur, Bloomberg and other major industry publications. Salary: 190,000 Equity: 2,500,000 common stock

Other business experience in the past three years:

Employer: GuestWiser

Title: CEO & Cofounder

Dates of Service: April, 2017 - January, 2019

Responsibilities: This was a management company that then gave birth to Jurny.

Name: John G. Waller

John G. Waller's current primary role is with Okapi Capital. John G. Waller currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Executive Board Chairman

Dates of Service: December, 2018 - Present

Responsibilities: Previous investor & board director.

Other business experience in the past three years:

Employer: Okapi Capital

Title: Partner

Dates of Service: October, 2016 - Present

Responsibilities: Venture Capitalist

Name: Erik Rannala

Erik Rannala's current primary role is with Mucker Capital. Erik Rannala currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: April, 2019 - Present

Responsibilities: Investor & Board member

Other business experience in the past three years:

Employer: Mucker Capital

Title: Co-Founder & Partner

Dates of Service: September, 2011 - Present

Responsibilities: Co-Founder & Partner

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Title of class: Common Stock

Stockholder Name: Luca Zambello

Amount and nature of Beneficial ownership: 3,385,417

Percent of class: 23.5

Title of class: Series Seed-2 Preferred Stock

Stockholder Name: Mucker Early II, L.P.

Amount and nature of Beneficial ownership: 3,048,781

Percent of class: 21.9

RELATED PARTY TRANSACTIONS

The company has not conducted any related party transactions

OUR SECURITIES

The company has authorized Common Stock, WeFunder Convertible Note , Convertible Notes 2022, Series Seed Preferred Stock, Series Seed-1 Preferred Stock, and Series Seed-2 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 621,117 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 6,077,241 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 1,402,517 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 509,709 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding DOES NOT include 1,866,137 shares which will likely be reserved for issuance by the Company while the Regulation Crowdfunding offering is open and live. Please see the Dilution section of this Offering Memorandum, below, for further information on how this may affect your investment.

Further, the Company has authorized that upon the closing of the open concurrent offering, a five-year warrant shall issue to an existing shareholder to purchase a number of shares of the Company's Common Stock equal to 5% of the Company's fully diluted capitalization (post-Closing) with a per share exercise price equal to $0.01 (the "Okapi Warrant"). See the Liquidity & Capital Resources section of the Financial Information portion of this Offering Memorandum, below, for further information.

Please see the Company's Third Amended and Restated Certificate of Incorporation, attached to the Offering Memorandum as Exhibit F, for further information on this class of securities rights and privileges.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

WeFunder Convertible Note

The security will convert into Series seed-3 preferred stock and the terms of the WeFunder Convertible Note are outlined below:

Amount outstanding: $1,184,140.00

Maturity Date: May 01, 2025

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $20,000,000.00

Conversion Trigger: Qualified Financing - see Other Material Rights below

Material Rights

These convertible securities are expected to convert into shares of Series Seed-3 Preferred Stock while this Reg. Crowdfunding offering is open and live. Please see the Dilution section of this Offering Memorandum for how this may affect your investment.

Convertible Notes 2022

The security will convert into Series seed-3 preferred stock and the terms of the Convertible Notes 2022 are outlined below:

Amount outstanding: $2,402,351.80

Maturity Date: May 01, 2024

Interest Rate: 5.0%

Discount Rate: 20.0%

Valuation Cap: $16,000,000.00

Conversion Trigger: Qualified financing - see Other Material Rights below

Material Rights

These convertible securities are expected to convert into shares of Series Seed-3 Preferred Stock while this Reg. Crowdfunding offering is open and live. Please see the Dilution section of this Offering Memorandum for how this may affect your investment.

Series Seed Preferred Stock

The amount of security authorized is 2,243,970 with a total of 2,243,342 outstanding.

Voting Rights

One vote per share as convertible into whole shares of Common Stock.

Material Rights

The total amount outstanding includes 102,372 shares to be issued pursuant to outstanding warrants

Dividends, liquidation, dissolution. Preferred shareholders are entitled to preference over shareholders of Common Stock.

Election of Directors. Holders of Preferred Stock, as a separate class, are entitled to elect one director of the Company (the "Series Seed Director").

Conversion. Preferred shareholders are entitled to options conversion rights and are subject to mandatory conversion restrictions.

Series Seed-1 Preferred Stock

The amount of security authorized is 1,027,413 with a total of 1,027,413 outstanding.

Voting Rights

One vote per share as convertible into whole shares of Common Stock.

Material Rights

The total amount outstanding includes 109,055 shares to be issued pursuant to outstanding warrants

Dividends, liquidation, dissolution. Preferred shareholders are entitled to preference over shareholders of Common Stock.

Conversion. Preferred shareholders are entitled to options conversion rights and are subject to mandatory conversion restrictions.

Series Seed-2 Preferred Stock

The amount of security authorized is 5,500,000 with a total of 5,543,716 outstanding.

Voting Rights

One vote per share as convertible into whole shares of Common Stock.

Material Rights

The total amount outstanding includes 330,608 shares to be issued pursuant to outstanding warrants

Dividends, liquidation, dissolution. Preferred shareholders are entitled to preference over shareholders of Common Stock.

Election of Directors. Holders of Preferred Stock, as a separate class, are entitled to elect one director of the Company (the "Series Seed-2 Director").

Conversion. Preferred shareholders are entitled to options conversion rights and are subject to mandatory conversion restrictions.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Some early-stage companies may lack professional guidance Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the Company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the Company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the Company's financial condition and ability to operate effectively. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2024.

Jurny, Inc.

By   /s/ *Luca Zambello*

      Name: Jurny, Inc.

      Title: CEO, Principal Accounting Officer, and Director

Exhibit A

FINANCIAL STATEMENTS

JURNY, INC.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



5850 W 3rd St Ste E, #244, Los Angeles, CA 90036
www.setapartfinancial.com
213-814-2809

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Jurny, Inc.
North Hollywood, California

Opinion

We have audited the financial statements of Jurny, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.



5850 W 3rd St Ste E, #244, Los Angeles, CA 90036
www.setapartfinancial.com
213-814-2809

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 3, 2024
Los Angeles, California

JURNY INC.
BALANCE SHEETS

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	95,803	$	479,546
Acccounts Receivable, net		51,103		60,878
Prepaids and other current assets		431,251		889,230
Total current assets		**578,157**		**1,429,654**
Property and equipment, net		145,757		621,771
Intangible assets, net		2,740		15,474
Total assets	$	**726,654**	$	**2,066,899**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	1,455,274	$	1,164,457
Credit card		192,202		139,034
Current portion of Promissory Note		2,703,340		1,143,721
Current portion of Promissory Note issuance costs		-		(25,039)
Current portion of Convertible Note		1,400,000		400,000
Current portion of Convertible Note issuance costs		-		(1,895)
Other current liabilities		348,299		209,879
Total current liabilities		**6,099,115**		**3,030,157**
Promissory Note		207,949		1,767,568
Promissory Note issuance costs		-		(38,696)
Promissory Note security deposit		(113,086)		(113,086)
Convertible Note		1,954,140		1,000,000
Convertible Note issuance costs		-		(10,812)
Total liabilities	$	**8,148,118**	$	**5,635,131**
STOCKHOLDERS' EQUITY				
Common Stock, $0.0001 par, 15,000,000 shares authorized, 4,165,015 issued and outstanding as of December 31, 2023 and 4,163,915 issued and outstanding as of December 31, 2022	$	416	$	416
Preferred Stock Series Seed, $0.0001 par, 2,243,970 shares authorized, 2,149,970 issued and outstanding as of December 31, 2023 and 2022		214		214
Preferred Stock Series Seed-1, $0.0001 par, 1,027,413 shares authorized, 918,358 issued and outstanding as of December 31, 2023 and 2022		92		92
Preferred Stock Series Seed-2, $0.0001 par, 5,543,716 shares authorized, 5,213,108 issued and outstanding as of December 31, 2023 and 2022		521		521
Additional Paid In Capital		8,682,856		8,584,610
Retained earnings/(Accumulated Deficit)		(16,105,563)		(12,154,085)
Total stockholders' equity		**(7,421,464)**		**(3,568,232)**
Total liabilities and members' equity	$	**726,654**	$	**2,066,899**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net revenue	$ 1,182,714	$ 1,383,766
Cost of services	396,936	572,323
Gross profit	785,778	811,443
Operating expenses		
Personnel	497,378	1,149,159
Professional services	1,012,212	972,572
Research and development	606,926	816,919
General and administrative	1,057,970	963,036
Sales and marketing	758,618	603,575
Total operating expenses	3,933,104	4,505,261
Operating income/(loss)	(3,147,326)	(3,693,818)
Interest expense	(541,131)	(361,731)
Other Income/(Loss)	(263,021)	2,077
Income/(Loss) before provision for income taxes	(3,951,478)	(4,053,472)
Benefit/(Provision) for income taxes	-	-
Net income/(Net Loss)	$ (3,951,478)	$ (4,053,472)

See accompanying notes to financial statements.

JURNY INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(USD $ in Dollars, except per share data)	Common Stock		Preferred Stock Series Seed		Preferred Stock Series Seed-1		Preferred Stock Series Seed-2		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balance—December 31, 2021	4,123,387	$ 412	2,140,970	$ 214	918,358	$ 92	5,213,108	$ 521	$ 8,546,266	$ (8,100,613)	$ 446,892
Shares issued upon exercise of stock option	40,528	4	-	-	-	-	-	-	6,393	-	6,397
Stock based compensation	-	-	-	-	-	-	-	-	31,951	-	31,951
Net income/(loss)	-	-	-	-	-	-	-	-	-	(4,053,472)	(4,053,472)
Balance—December 31, 2022	4,163,915	$ 416	2,140,970	$ 214	918,358	$ 92	5,213,108	$ 521	$ 8,584,610	$ (12,154,085)	$ (3,568,232)
Shares issued upon exercise of stock option	1,100	-	-	-	-	-	-	-	-	-	-
Stock based compensation	-	-	-	-	-	-	-	-	98,246	-	98,246
Net income/(loss)	-	-	-	-	-	-	-	-	-	(3,951,478)	(3,951,478)
Balance—December 31, 2023	4,165,015	$ 416	2,140,970	$ 214	918,358	$ 92	5,213,108	$ 521	$ 8,682,856	$ (16,105,563)	$ (7,421,464)

See accompanying notes to financial statements.

JURNY INC.
STATEMENTS OF CASH FLOWS

As of December 31,		2023	2022
(USD $ in Dollars)			
CASH FLOW FROM OPERATING ACTIVITIES			
Net income/(loss)	$	(3,951,478) $	(4,053,472)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:			
Depreciation and amortization		249,447	198,217
Share based compensation expense		98,246	31,951
Loss on disposal of fixed assets		258,283	
Changes in operating assets and liabilities:			
Accounts receivable		9,775	(46,920)
Prepaids and other current assets		457,979	243,037
Accounts payable		208,949	178,217
Credit Card		53,168	67,879
Other current liabilities		138,420	15,457
Net cash provided/(used) by operating activities		**(2,477,211)**	**(3,365,634)**
CASH FLOW FROM INVESTING ACTIVITIES			
Purchases of property and equipment, net		-	(265,380)
Sale of property and equipment, net		62,886	-
Net cash provided/(used) by investing activities		**62,886**	**(265,380)**
CASH FLOW FROM FINANCING ACTIVITIES			
Proceeds from note payables, net		2,030,582	911,985
Capital contributions		-	6,397
Proceeds from capital lease, net		-	(23,388)
Net cash provided/(used) by financing activities		**2,030,582**	**894,994**
Change in cash		(383,743)	(2,736,020)
Cash—beginning of year		479,546	3,215,566
Cash—end of year	$	**95,803** $	**479,546**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$	442,633 $	300,156
Cash paid during the year for income taxes	$	- $	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES			
Purchase of property and equipment not yet paid for	$	- $	-
Conversion of debt into equity	$	- $	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

GuestWiser Inc. was founded on November 21, 2018 ("Inception") in the state of Delaware and on February 16, 2020 changed its legal name to Jurny Inc. The financial statements of Jurny Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in North Hollywood, California.

Jurny is a hospitality tech company powering operations and modern guest experiences for some of the world's most exceptional independent hotel brands, vacation, and short-term rental (STR) properties.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, the Company's cash & cash equivalents did not exceed FDIC insured limits while as of December 31,2022 the Company's cash & cash equivalents exceeded FDIC insured limits by $229,445.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and accounts receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable

Accounts receivables are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information, and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as the Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023, and 2022, the Company determined an allowance for expected credit loss of $60,731 and $96,138, respectively.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Desktop Computers and Laptops	3 years
Furniture, Fixtures, and Equipment	5 years
Technology Hardware & Equipment	3-5 years
Leased Furniture & Fixtures	2.5 years

Intangible Assets

Intangible assets with finite lives, such as software, are amortized on a straight-line basis over their estimated useful lives. Intangibles include website development costs and are amortized over the period of three years, respectively.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the years ended December 31, 2023, and 2022.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to, in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized over time as the work on contracts with customers' progress towards completion using an output method. Under the output method, progress is measured based on achievement of specific milestones or events under contract. Milestones may include the completion of certain project phases, delivery of key deliverables, or attainment of specified performance metrics. Revenue recognized to date is calculated based on achievement of these specific milestones.

The Company earns revenues from providing hospitality tech services.

Cost of Sales

Costs of sales include hosting and customer services and other directly related expenses.

Research and Development Costs

The company recognizes software development costs as expenses when incurred, rather than capitalizing them as assets. This accounting policy is applied consistently to all software development projects undertaken by the company. By expensing software development costs as incurred, the company recognizes the associated expenses in the period in which they are incurred, and such expenses are reported within operating expenses in the income statement. The company believes this treatment provides a more conservative and transparent presentation of the company's financial position, results of operations, and cash flows. Research and development expenses for the years ended December 31, 2023, and December 31, 2022 amounted to $606,926 and $816,619 respectively.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

JURNY INC.
NOTES TO FINANCIAL STATEMENTS
FOR YEAR ENDED TO DECEMBER 31, 2023 AND DECEMBER 31, 2022

Deferred Financing Costs (Optional if Debt Issuance Costs Exist)

Deferred financing costs, which consists of capitalized debt issuance costs, with an original cost of $0 and $76,442 at December 31, 2023 and 2022, respectively, and accumulated amortization of $76,442 and $0 at December 31, 2023 and 2022, respectively, have been deferred and are being amortized using the straight-line method over the term of the related notes payable, which approximate the effective interest method. Deferred financing costs related to the notes payable are presented net of the related debt on the consolidated balance sheet. Amortization of deferred financing costs was $76,442 and $0 for the year ended December 31, 2023, and 2022, respectively, and is included in interest expense in the accompanying statements of operations.

Equity Issuance Costs

Equity issuance costs are costs directly attributable to issuance of equity securities including common stock and/or preferred stock. These costs generally include underwriting fees, legal fees, accounting fees, printing and filing fees, and other costs associated with issuance of equity securities.

Stock Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments
The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and December 31, 2022 amounted to $758,618 and $603,575, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 3, 2024, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables refer to trade receivables and account payables consist primarily of trade payables, while credit card liabilities refer to short-term liabilities towards the bank due to credit card usage.

Prepaid and other current assets consist of the following items:

As of December 31,		2023		2022
Prepaid expenses	$	229,108	$	706,410
Deposits		27,080		32,410
Other receivables		175,063		150,410
Total Prepaids and Other Current Assets	$	**431,251**	$	**889,230**

Other current liabilities consist of the following items:

As of December 31,		2023		2022
Accrued Expenses		82,345		34,511
Sales Tax Payable		132,574		140,486
Accrued Interest		133,380		34,882
Total Other Current Liabilities	$	**348,299**	$	**209,879**

4. PROPERTY AND EQUIPMENT

As of December 31, 2023, and December 31, 2022, property and equipment consists of:

As of Year Ended December 31,		2023		2022
Hardware and Equipment	$	281,065	$	342,998
Furniture and Fixtures		681,555		931,326
Computers		50,923		46,285
Property and Equipment, at Cost		**1,013,542**		**1,320,609**
Accumulated depreciation		(867,785)		(698,838)
Property and Equipment, Net	$	**145,757**	$	**621,771**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2023, and 2022 were in the amount of $211,484 and $189,756, respectively.

5. INTANGIBLE ASSETS

As of December 31, 2023, and December 31, 2022, intangible assets consist of:

As of Year Ended December 31,	2023		2022	
Website	$	78,369	$	53,140
Intangible Assets, at Cost		**78,369**		**53,140**
Accumulated amortization		(75,629)		(37,666)
Intangible Assets, net	$	**2,740**	$	**15,474**

Amortization expenses for intangible assets for the fiscal year ended December 31, 2023, and 2022 were in the amount of $37,963 and $8,461, respectively.

Estimated annual amortization expenses subsequent to December 31, 2023 are as follows:

Period	Amortization Expense	
2024	$	2,740
2025		-
2026		-
2027		-
2028		-
Thereafter		-
Total	$	**2,740**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 15,000,000 shares designated as Common Stock with a par value of $0.0001. As of December 31, 2023, and December 31, 2021, 4,165,015 and 4,163,915 Common Shares have been issued and outstanding, respectively.

Preferred Stock

The Company is authorized to issue 2,243,970 shares designated as Preferred Stock Series Seed with a par value of $0.0001. Both as of December 31, 2023, and December 31, 2022, 2,149,970 Preferred Stock Series Seed have been issued and outstanding.

The Company is authorized to issue 1,027,413 shares designated as Preferred Stock Series Seed-1 with a par value of $0.0001. Both as of December 31, 2023, and December 31, 2022, 918,358 Preferred Stock Series Seed-1 have been issued and outstanding.

The Company is authorized to issue 5,543,716 shares designated as Preferred Stock Series Seed-2 with a par value of $0.0001. Both as of December 31, 2023, and December 31, 2022, 5,213,108 Preferred Stock Series Seed-2 have been issued and outstanding.

7.   DEBT

Promissory notes

During the years presented, the Company entered into promissory notes agreements. The details of the Company's notes and the terms are as follows:

	Maturity year	Effective interest rate	As of December 31,	
			2023	2022
Promissory note	2023	5%	$ 2,911,289	$ 2,911,289
			2,911,289	2,911,289
Less: Debt issuance costs			-	(63,735)
Total notes payable, net			2,911,289	2,847,554
Less: Current portion, net			(2,703,340)	(1,143,721)
Notes payable, net			$ 207,949	$ 1,703,833

Convertible Note(s)

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

	Maturity year	Effective interest rate	As of December 31,	
			2023	2022
Convertible note 1 - $200,000	2023	5%	$ 200,000	$ 200,000
Convertible note 2 - $200,000	2023	5%	200,000	200,000
Convertible note 3 - $1,000,000	2023	5%	1,000,000	1,000,000
Convertible note 4 - $130,000	2024	5%	130,000	-
Convertible note 5 - $90,000	2024	5%	90,000	-
Convertible note 6 - $150,000	2024	5%	150,000	-
Convertible note 7 - $350,000	2024	5%	350,000	-
Convertible note 8 - $50,000	2024	5%	50,000	-
Convertible note 9 - $111,707	2025	5%	111,707	-
Convertible note 10 - $69,755	2025	5%	69,755	-
Convertible note 11 - $233,210	2025	5%	233,210	-
Convertible note 12 - $148,004	2025	5%	148,004	-
Convertible note 13 - $127,284	2025	5%	127,284	-
Convertible note 14 - $102,602	2025	5%	102,602	-
Convertible note 15 - $160,350	2025	5%	160,350	-
Convertible note 16 - $231,228	2025	5%	231,228	-
			3,354,140	1,400,000
Less: Debt issuance costs			-	(12,707)
Total notes payable, net			3,354,140	1,387,293
Less: Current portion, net			(1,400,000)	(400,000)
Notes payable, net			$ 1,954,140	$ 987,293

Each note will be convertible into Conversion Shares pursuant to following events:

- *Next Equity Financing Conversion*. The principal balance and unpaid accrued interest on each Note will automatically convert into Conversion Shares upon the closing of the Next Equity Financing. Notwithstanding the foregoing, the Company may, at its option, pay any unpaid accrued interest on each Note in cash at the time of conversion. The number of Conversion Shares the Company issues upon such conversion will equal the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest under each converting Note on a date that is no more than five (5) days prior to the date of conversion by (y) the applicable Conversion Price. At least five (5) days prior to the closing of the Next Equity Financing, the Company will notify the holder of each Note in writing of the terms of the Equity Securities that are expected to be issued in such financing. The issuance of Conversion Shares pursuant to the conversion of each Note will be on, and subject to, the same terms and conditions applicable to the Equity Securities issued in the Next Equity Financing.

- *Corporate Transaction Conversion*. In the event of a Corporate Transaction prior to the conversion of a Note pursuant to Next Equity Financing Conversion or Maturity Conversion or the repayment of such Note, at the closing of such Corporate Transaction, the holder of each Note may elect that either: (a) the Company will pay the holder of such Note an amount equal to the sum of (x) all accrued and unpaid interest due on such Note and (y) the outstanding principal balance of such Note; or (b) such Note will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of such Note on a date that is no more than five (5) days prior to the date of conversion by (y) the applicable Conversion Price.

- *Maturity Conversion*. At any time on or after the Maturity Date, at the election of the Requisite Noteholders, each Note will convert into that number of Conversion Shares equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance and unpaid accrued interest of such Note on the date of such conversion by (y) the applicable Conversion Price

The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and as a result are required to be classified as a liability and carried at amortized cost as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

8. SHAREBASED COMPENSATION

During 2018, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 1,912,226 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2023	2022
Expected life (years)	10.00	10.00
Risk-free interest rate	4.23%	4.41%
Expected volatility	75%	75%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise Price	Weighted Average Contract Term
Outstanding at December 31, 2021	239,506	$ 0.14	8.84
Granted	1,173,417	$ 0.15	-
Exercised	(40,528)	$ (0.16)	-
Expired/Cancelled	(127,974)	$ (0.16)	-
Outstanding at December 31, 2022	1,244,421	$ 0.20	5.94
Granted	277,132	$ 0.16	-
Exercised	(1,100)	$ (0.16)	-
Expired/Cancelled	(66,804)	$ (0.11)	-
Outstanding at December 31, 2023	1,453,649	$ 0.20	5.69

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period.

During the year ended December 31, 2023, and 2022, the Company recognized stock-based compensation expense of $98,246 and $31,951, respectively.

Warrants

In previous years the Company issued 542,035 restricted stock units to certain investors and advisors in connection with certain loan agreements. There is no defined vesting schedule. As of December 31, 2023, none of the outstanding warrants were vested.

9. RELATED PARTY TRANSACTIONS

There are no related party transactions.

10. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (1,173,589)	$ (1,203,881)
Valuation Allowance	1,173,589	1,203,881
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (4,783,352)	$ (3,609,763)
Valuation Allowance	4,783,352	3,609,763
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $16,105,563. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

11. COMMITMENTS AND CONTINGENCIES

Operating leases

Due to the nature of the business, the Company has no long-term leases in place and all ease terms are on a on a short-term basis. Rent expenses were in the amount of $37,645 and $21,808 as of December 31, 2023, and December 31, 2022, respectively.

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operation in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023, through April 3, 2024, which is the issuance date of these financial statements.

In February 2022, the Company launched a fundraise pursuant to Regulation CF. As of April 3, 2024, the Company has closed on $156,012 in funds from this offering, issuing 118,898 shares of Common Stock.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

13. GOING CONCERN

The Company has a net loss of $3,951,478, an accumulated deficit of $16,105,563, an operating cash flow loss of $2,696,162, and liquid assets in cash of $95,803. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amount of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

I, Luca Zambello, Principal Executive Officer of Jurny, Inc., hereby certify that the financial statements of Jurny, Inc. included in this Report are true and complete in all material respects.

Luca Zambello

CEO, Principal Accounting Officer, and Director